MEXICO CITY (MEXICO), September 19, 2002. America Movil, S.A. de C.V. (America Movil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL] America Movil announced today that it has acquired from the Nicaraguan Government a concession to provide PCS wireless services in Nicaragua in the 1900 megahertz spectrum. The price paid for the concession is 7.2 million dollars.

About America Movil

America Movil is the leading provider of wireless services in Latin America. It has more than 29 million wireless subscribers across the continent.